Barristers & Solicitors Patent & Trade-mark Agents McCarthy Tétrault	McCarthy Tétrault LLP Suite 3300, 421-7th Avenue S.W. Calgary AB T2P 4K9 Canada Telephone: 403 260-3500 Facsimile: 403 260-3501 mccarthy.ca

Tim Sweeney

Direct Line:

403-206-5574

Direct Fax:

403-260-3501

E-Mail:

tsweeney@mccarthy.ca

September 29, 2004

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers

Nova Scotia Securities Commission

Dear Sirs:

Re:

Enterra Energy Trust - 44-101 AIF Filing

As counsel on behalf of Enterra Energy Trust (“Enterra”), we hereby give notice that for the purposes of NI 44-101, Enterra is relying on its Revised Initial Annual Information Form filed under NI 51-102 on SEDAR Project #649695.

Yours truly,

McCarthy Tétrault LLP

(signed)

Tim Sweeney

TDS/sw

000001-007636
CAL_DOCS #1411503 v. 2

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